     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 1, 1997
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                             WMX TECHNOLOGIES, INC.
                              (NAME OF THE ISSUER)
                             WMX TECHNOLOGIES, INC.
                       (NAME OF PERSON FILING STATEMENT)

                         COMMON STOCK, $1.00 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)
                                  92929Q 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                             HERBERT A. GETZ, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                             WMX TECHNOLOGIES, INC.
                             3003 BUTTERFIELD ROAD
                           OAK BROOK, ILLINOIS 60521
                           TELEPHONE: (630) 572-8800
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                     ON BEHALF OF PERSON FILING STATEMENT)

                            ------------------------

                                 APRIL 1, 1997
                      (DATE TENDER OFFER FIRST PUBLISHED,
                       SENT OR GIVEN TO SECURITY HOLDERS)

                            ------------------------

                           CALCULATION OF FILING FEE

             TRANSACTION VALUE                          AMOUNT OF FILING FEE

              $1,050,000,000                                  $210,000

    Calculated solely for the purpose of determining the filing fee, based upon the purchase of 30,000,000 shares at $35.00 per share.

    / / Check box if any part of the fee is offset as provided by rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:                      Filing Party:
Form or Registration No.:                    Date Filed:

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
ITEM 1. SECURITY AND ISSUER.

    (a) The issuer of the securities to which this Schedule 13E-4 relates is WMX Technologies, Inc., a Delaware corporation (the "Company"), and the address of its principal executive office is 3003 Butterfield Road, Oak Brook, Illinois 60521.

    (b) This Schedule 13E-4 relates to the offer by the Company to purchase 30,000,000 shares (or such lesser number of shares as are properly tendered) of its Common Stock, par value $1.00 per share (the "Shares"), 483,911,069 of which Shares were outstanding as of March 19, 1997 (excluding Shares held by the WMX Technologies, Inc. Employee Stock Benefit Trust), at a price not in excess of $35.00 nor less than $30.00 net per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 1, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal, which together constitute the "Offer," copies of which are attached as Exhibit (a)(1) and
(a)(2), respectively, and incorporated herein by reference. Executive officers and directors of the Company may participate in the Offer on the same basis as the Company's other stockholders, although the Company has been advised that no director or executive officer of the Company intends to tender any Shares pursuant to the Offer. The information set forth in "Introduction" and "The Offer--Section 1, Number of Shares; Proration" of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in "Introduction" and the "The Offer--Section 8, Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

    (d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) The information set forth in "The Offer--Section 9, Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    (a)-(j) The information set forth in "Introduction" and "The Offer--Section 9, Source and Amount of Funds," "The Offer--Section 2, Purpose of the Offer; Certain Effects of the Offer," "The Offer-- Section 10, Certain Information Concerning the Company," "The Offer--Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares," and "The Offer--Section 12, Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

    The information set forth in "The Offer--Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The information set forth in "The Offer--Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED.

    The information set forth in "Introduction" and "The Offer--Section 16, Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

    (a)-(b) The information set forth in "The Offer-- Section 10, Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference. The information set forth in the Consolidated Financial Statements of the Company and Notes thereto and in Management's Discussion and Analysis of Financial Condition and Results of Operations, incorporated by reference in, and filed as Exhibits 13.2 and 13.1, respectively, to the Company's Annual Report on Form 10-K for the year ended December 31, 1996, is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

    (a) Not applicable.

    (b) The information set forth in "The Offer--Section 13, Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in "The Offer--Section 12, Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

    (d) Not applicable.

    (e) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

   (a)(1)  Form of Offer to Purchase, dated April 1, 1997.

      (2)  Form of Letter of Transmittal (including Certification of Taxpayer Identification
           Number on Substitute IRS Form W-9).

      (3)  Form of Notice of Guaranteed Delivery.

      (4)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees.

      (5)  Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.

      (6)  Text of Press Release issued by the Company, dated March 31, 1997.

      (7)  Form of Summary Advertisement, dated April 1, 1997.

      (8)  Form of Letter to Stockholders of the Company, dated April 1, 1997, from Dean L.
           Buntrock, Chairman of the Board and Chief Executive Officer of the Company.

      (9)  Guidelines for Certification of Taxpayer Identification Number on Substitute IRS
           Form W-9.

   (b)     Not applicable.

   (c)     Not applicable.

   (d)     Not applicable.

   (e)     Not applicable.

   (f)     Not applicable.

   (g)(1)  Management's Discussion and Analysis of Financial Condition and Results of
           Operations (incorporated by reference to Exhibit 13.1 to the Company's Annual Report on Form 10-K for the Year Ended December 31, 1996).*

      (2)  Consolidated Financial Statements of the Company and Notes thereto (incorporated by reference to Exhibit 13.2 to the Company's Annual Report on Form 10-K for the Year
           Ended December 31, 1996).*

------------------------

* The Company's Commission File Number is 1-7327.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.

April 1, 1997                             WMX TECHNOLOGIES, INC.

                                          By: /s/ JOHN D. SANFORD
                                              __________________________________
                                              John D. Sanford
                                             Senior Vice President
                                             and Chief Financial Officer

  EXHIBIT INDEX
   EXHIBIT NO.                                    DESCRIPTION
-----------------  -------------------------------------------------------------------------

      (a)(1)       Form of Offer to Purchase, dated April 1, 1997.

         (2)       Form of Letter of Transmittal (including Certification of Taxpayer
                   Identification Number on Substitute IRS Form W-9).

         (3)       Form of Notice of Guaranteed Delivery.

         (4)       Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
                   Other Nominees.

         (5)       Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks,
                   Trust Companies and Other Nominees.

         (6)       Text of Press Release issued by the Company, dated March 31, 1997.

         (7)       Form of Summary Advertisement, dated April 1, 1997.

         (8)       Form of Letter to Stockholders of the Company, dated April 1, 1997, from
                   Dean L. Buntrock, Chairman of the Board and Chief Executive Officer of
                   the Company.

         (9)       Guidelines for Certification of Taxpayer Identification Number on
                   Substitute IRS Form W-9.

      (b)          Not applicable.

      (c)          Not applicable.

      (d)          Not applicable.

      (e)          Not applicable.
      (f)          Not applicable.

      (g)(1)       Management's Discussion and Analysis of Financial Condition and Results
                   of Operations (incorporated by reference to Exhibit 13.1 to the Company's
                   Annual Report on Form 10-K for the Year Ended December 31, 1996).*

         (2)       Consolidated Financial Statements of the Company and Notes thereto
                   (incorporated by reference to Exhibit 13.2 to the Company's Annual Report on Form 10-K for the Year Ended December 31, 1996).*

------------------------

* The Company's Commission File Number is 1-7327.